Exhibit 4.1

THIRD SUPPLEMENT TO INDENTURE

THIRD SUPPLEMENT TO INDENTURE (this “Third Supplement”), dated as of August 19, 2005, among Syniverse Technologies, Inc. (or its permitted successor), a Delaware corporation (the “Company”), Syniverse Brience, LLC, a Delaware limited liability company, and The Bank of New York, as trustee under the indenture referred to below (the “Trustee”). Capitalized terms used herein but not otherwise defined in this Third Supplement shall have the meanings ascribed to such terms in the Indenture (hereinafter defined).

W I T N E S S E T H

WHEREAS, the Company has heretofore executed and delivered to the Trustee an indenture (as amended and supplemented from time to time, the “Indenture”), dated as of February 14, 2002 providing for the issuance of an unlimited amount of Senior Subordinated Notes (the “Notes”);

WHEREAS, Section 9.02 of the Indenture provides that the Company, when authorized by a resolution of its board of directors, and the Trustee, upon receipt of the documents described in Section 7.02 of the Indenture, may amend or supplement certain provisions of the Indenture and the Notes with the written consent of the Holders of a majority in principal amount of the outstanding Notes;

WHEREAS, the Company has offered to purchase for cash any and all of the outstanding Notes, upon the terms and subject to the conditions set forth in its Offer to Purchase and Consent Solicitation Statement, dated August 8, 2005 and in the related Consent and Letter of Transmittal (such offer, the “Offer”); in connection therewith the Company solicited written consents of the Holders to the substance of the amendments to the Indenture set forth herein and to the execution of this Third Supplement, and the Company has now obtained such written consents from the Holders of a majority in principal amount of the outstanding Notes; accordingly, this Third Supplement and the amendments set forth herein are authorized pursuant to Section 9.02 of the Indenture referred to above; and

WHEREAS, the execution and delivery of this Third Supplement has been duly authorized by the parties hereto, and all other acts necessary to make this Supplemental Indenture a valid and binding supplement to the Indenture effectively amending the Indenture as set forth herein have been duly taken;

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereby covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

Section 1. Amendments to the Indenture.

Upon written notification to the Trustee by the Company that it has accepted for purchase and payment pursuant to the Offer all Notes validly tendered pursuant to the Offer on or prior to 5:00 p.m., New York City time, on August 19, 2005, then automatically (without further act by any person), with respect to the Notes:

(a)	the Company shall be released from its obligations under the following sections of the Indenture: Section 3.09 (Offer to Purchase by Application of Excess Proceeds); Section 4.03 (Reports); Section 4.04 (Compliance Certificate); Section 4.05 (Taxes); 4.06 (Stay, Extension and Usury Laws); Section 4.07 (Restricted Payments); Section 4.08 (Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries); Section 4.09 (Incurrence of Indebtedness and Issuance of Preferred Stock); Section 4.10 (Asset Sales); Section 4.11 (Transactions with Affiliates); Section 4.12 (Liens); Section 4.13 (Business

Activities); Section 4.15 (Change of Control); Section 4.16 (Antilayering); Section 4.17 (Sale and Leaseback Transactions); Section 4.18 (Designation of Restricted and Unrestricted Subsidiaries); Section 4.20 (Maintenance of Financial Condition); Section 4.21 (Payments for Consent); Section 4.22 (Additional Note Guarantees); Section 5.01 (Merger, Consolidation, or Sale of Assets); and Section 5.02 (Successor Corporation Substituted);

(b)	failure by the Company to comply with the terms of any of the foregoing Sections of the Indenture shall no longer constitute a default or an Event of Default under the Indenture and shall no longer have any other consequence under the Indenture;

(c)	the occurrence of the events described in Sections 6.01 (3), (4), (5), (6), (7), (8), (9), (10), (11) and (12) shall no longer constitute Events of Default;

(d)	the conditions to legal defeasance and covenant defeasance specified in Sections 8.04(2), (3), (4), (5), (6) and (7) are deleted in their entirety; and

(e)	all definitions set forth in Section 1.01 of the Indenture that relate to defined terms used solely in covenants or sections deleted hereby are deleted in their entirety.

Section 2. Ratification.

Except as hereby expressly amended, the Indenture is in all respects ratified and confirmed and all the terms, provisions and conditions thereof shall be and remain in full force and effect.

Section 3. Effectiveness; Operation.

This Third Supplement shall be effective upon execution hereof by the Company, the Guarantors and the Trustee, but the amendments to the Indenture in Section 1 hereof shall not become operative until the Company has given written notice to the Trustee that it has accepted for purchase and payment pursuant to the Offer all Notes validly tendered pursuant to the Offer. This Third Supplement is an indenture supplement to and in implementation of the Indenture, and said Indenture and this Third Supplement shall henceforth be read together.

Section 4. Governing Law.

THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

Section 5. Counterparts.

The parties may sign any number of copies of this Third Supplement. Each signed copy shall be an original, but all of them together represent the same agreement.

Section 6. Effect of Headings.

The Section headings herein are for convenience only and shall not affect the construction hereof.

Section 7. The Trustee.

The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Third Supplement or for or in respect of the recitals contained herein, all of which recitals are made solely by the Company.

* * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Third Supplement to Indenture to be duly executed and attested, all as of the date first above written.

SYNIVERSE TECHNOLOGIES, INC.

By:	/s/ Raymond L. Lawless
Name:	Raymond L. Lawless
Title:	Chief Financial Officer and Secretary

SYNIVERSE BRIENCE, LLC

By:	/s/ Raymond L. Lawless
Name:	Raymond L. Lawless
Title:	Chief Financial Officer and Secretary

THE BANK OF NEW YORK,
as Trustee

By:	/s/ Judy Bartolini
Authorized Signatory